

D'Arelli Pruzansky, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Quantum Capital, LLC

We have reviewed Management's statements, included in the accompanying Exemption Report, in which (1) Quantum Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Quantum Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Quantum Capital, LLC stated that Quantum Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Quantum Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Quantum Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on Management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to Management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

D'Arelli Pruzansky, P.A.
Certified Public Accountants

Coconut Creek, Florida
February 17, 2016

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5489 Wiles Road, Unit 303 · Coconut Creek, Florida 33073 · Phone: 754.205.6417 · Fax: 754.205.6519